UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  26)*

Abbott Laboratories

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

002824 10 0

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 002824 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abbott Laboratories Stock Retirement Trust 36-6047554

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 61,715,742

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 61,715,742

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,715,742

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) EP

CUSIP No. 002824 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas C. Freyman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 176,820 (Does not include shares held in the Abbott Laboratories Stock Retirement Trust for the benefit of the reporting person)

	6.	Shared Voting Power 65,028,208 - See Attached Exhibit 1

	7.	Sole Dispositive Power 176,820 direct (see note in 5 above)

	8.	Shared Dispositive Power 65,028,208 - See Attached Exhibit 1

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,649,889 (Total of 5 + 6 + 444,861 shares – right to acquire by exercise of stock options)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 4.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 002824 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Greg W. Linder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 71,943 (Does not include shares held in the Abbott Laboratories Stock Retirement Trust for the benefit of the reporting person)

	6.	Shared Voting Power 65,028,208 - See Attached Exhibit 1

	7.	Sole Dispositive Power 71,943 direct (see note in 5 above)

	8.	Shared Dispositive Power 65,028,208 - See Attached Exhibit 1

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,342,314 (Total of 5 + 6 + 242,163 shares – right to acquire by exercise of stock options)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 4.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 002824 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas M. Wascoe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 68,902 (Does not include shares held in the Abbott Laboratories Stock Retirement Trust for the benefit of the reporting person)

	6.	Shared Voting Power 65,028,208 - See Attached Exhibit 1

	7.	Sole Dispositive Power 68,902 direct (see note in 5 above)

	8.	Shared Dispositive Power 65,028,208 - See Attached Exhibit 1

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,535,361 (Total of 5 + 6 + 438,251 shares – right to acquire by exercise of stock options)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 4.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 002824 10 0

Item 1.
	(a)	Name of Issuer Abbott Laboratories
	(b)	Address of Issuer’s Principal Executive Offices 100 Abbott Park Road Abbott Park, Illinois 60064-6400

Item 2.
	(a)	Name of Person Filing Abbott Laboratories Stock Retirement Trust Thomas C. Freyman Greg W. Linder Thomas M. Wascoe
	(b)	Address of Principal Business Office or, if none, Residence 100 Abbott Park Road Abbott Park, Illinois 60064-6400
	(c)	Citizenship Abbott Laboratories Stock Retirement Trust – Illinois Thomas C. Freyman, Greg W. Linder and Thomas M. Wascoe – United States
	(d)	Title of Class of Securities Common Stock, without par value
	(e)	CUSIP Number 002824 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 002824 10 0

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)-(c) See cover pages 2, 3, 4 and 5, Items 5 through 9 and 11.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  002824 10 0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Abbott Laboratories Stock Retirement Trust

DATED: February 10, 2005

/s/ Thomas C. Freyman
Thomas C. Freyman, Co-Trustee

/s/ Greg W. Linder
Greg W. Linder, Co-Trustee

/s/ Thomas M. Wascoe
Thomas M. Wascoe, Co-Trustee